

Mail Stop 7010

December 19, 2007

By U.S. Mail and Facsimile

Mr. William C. McCartney
Chief Financial Officer
Watts Water Technologies, Inc.
815 Chestnut Street
North Andover, MA 01845

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended April 1, 2007**
> **Form 10-Q for the Fiscal Quarter Ended July 1, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-11499**

Dear Mr. McCartney:

We have reviewed your filings and have the following comments. We have limited our review to your disclosures related to your consolidated statements of cash flows, segment information, and restructuring and other charges, and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page 61

1. We note that in your presentation of operating activities under the indirect method, you begin with a reconciliation of "income from continuing operations."

In future filings, please revise your statements of cash flows to begin your reconciliation with "net income" as required by paragraph 28 of SFAS 95.

Note 17 – Segment Information, page 94

2.     In future filings, please revise your disclosure to include a reconciliation of your total of your segments' measure of profit or loss, which appears to be operating income (loss), to your consolidated income from continuing operations before income taxes as required by paragraph 32(b) of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Note 5 – Restructuring and Other Charges, page 12

3.     We note your initiation of a global restructuring program and the continued discontinuance of certain product lines during the third quarter of 2007.  In this regard, we remind you follow the disclosure requirements as provided by paragraph 20 of SFAS 146 and provide the reconciliation of the liability balance as provided in paragraph 20b(2) of SFAS 146.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please furnish your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Accounting Branch Chief